Filed by: Stock Building Supply Holdings, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

EVENT DATE/TIME: NOVEMBER 05, 2015 / 03:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

CORPORATE PARTICIPANTS

Jim Major Stock Building Supply Holdings, Inc. - EVP and CFO

Jeff Rea Stock Building Supply Holdings, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Blake Hirschman Stephens, Inc. - Analyst

PRESENTATION

Operator

Good morning to everyone joining the call today, and thank you for standing by. Welcome to the Stock Building Supply 2015 third quarter earnings conference call. As a reminder, this call is being recorded today, Thursday, November 5, 2015. I would now like to turn the call over to Mr. Jim Major, Chief Financial Officer of Stock Building Supply. Please go ahead, sir.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

Thank you. Good morning, and welcome to our third quarter 2015 earnings call. Joining me on the call today is Jeff Rea, our Chief Executive Officer. We hope you’ve had the chance to review the press release for the Company’s third quarter 2015 results issued earlier this morning. If not, a copy is available on the Investor Relations section of our website at ir.stocksupply.com.

Before we begin, I would like to remind everyone that some of our comments today may include forward-looking statements. These statements are subject to the risks and uncertainties as described in the Company’s annual and quarterly filings with the SEC. Our actual results may differ materially from those described during the call.

In addition, all forward-looking statements are made as of today, and the Company does not undertake to update any forward-looking statements based on new circumstances or revised expectations.

Lastly, all non-GAAP financial measures discussed during this call are reconciled to the most directly comparable GAAP measures in the tables included in our press release.

Let me now turn the call over to Jeff.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Thanks, Jim. The pace of growth in the residential construction market during the third quarter remained steady. While starts year to date in the single-family housing market have grown approximately 11% nationally, we’re seeing near-term labor constraints significantly impact housing completions and, as a result, compressing the growth of our end markets thus far in 2015, and we anticipate this trend will continue in the near term.

However, with the level of builder confidence at a ten-year high, sustained and healthy US job growth, higher consumer confidence and improved household formation trends, we believe the fundamentals for new construction growth in the US will remain strong and that the homebuilding industry will attract more labor into the workforce and increase its overall production capacity as the industry works to provide housing that is needed for the underlying demographic base demand expected.

Despite these near-term challenges, which include another quarter of year-over-year commodity price deflation, our operating teams continued their consistent trend of delivering meaningful profitability improvement. Compared to the third quarter of 2014, gross profit increased nearly 6%, adjusted EBITDA grew 25%, and adjusted income from continuing operations per diluted share improved by over 38%.

Additionally, we continue to execute our tactical and strategic objectives very effectively, and I want to thank our associates for their efforts and significant progress against our near- and long-term objectives.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

I would like to now provide a brief update on our previously announced merger with Building Materials Holding Corporation. Merger integration activities continue to progress, and the transaction remains on track to close during the fourth quarter of 2015. Given the strategic alignment between the two companies and the focus on providing differentiated, value-added products and services, we strongly believe the combined company will be well positioned to capture additional profitable growth opportunity as the housing market continues to expand.

While certain planning activities are limited by pre-closing competitive considerations, those areas where we have been able to fully evaluate have revealed cost synergy opportunities and incremental growth and productivity opportunities that are compelling and supportive of our strategic considerations for this transaction.

As we’ve discussed in our previous communications and SEC filings, we feel that the merits of this merger with BMC remains significant and look forward to providing more updates on future quarterly calls as key milestones are achieved.

And finally, before I turn it back over to Jim, I would like to update you on our strategic e-business initiative. On our last earnings call, I mentioned that we expect to introduce a new fully-transactional customer portal and digital interface across our Company. The development, testing and pilot phase of these new capabilities is well underway, and deployment across our business in a strategic and calculated manner remains on track.

To highlight the potential of this platform, let me provide this illustration. As you can imagine or may have likely experienced, building a home or executing a construction project requires the involvement and coordination of numerous subsystems, types of materials, subcontractors and stakeholders.

Our stock associates and customers are constantly communicating on a daily basis via email, telephone, fax and in person on the customer’s jobsite or in our stores. These interactions translate into thousands of transactional activities every day across our business, which requires real-time and accurate information.

As we have determined through process mapping our core processes, many of these interactions can be handled more timely, efficiently and accurately online or digitally with the assistance of online productivity and business planning tools that provide access to a common set of data and performance metrics.

Our new customer portal, which is fully mobile, will enable access through our e-business platform and allow customers to conduct business with Stock in many areas on a 24-by-7 basis going forward. It will also significantly enhance the quality of these interactions by providing features and functionality that allow our customers and our associates to improve their productivity and more efficiently grow their business.

By offering customers seamless transactional capabilities and highly relevant content, including product catalogs, customer-specific pricing, abilities to prepare and place new orders while managing and referencing existing ones, verifying proof of delivery, paying invoices and generally communicating with their Stock associate through a professional database and mobile-enabled platform, we will significantly enhance the ease with which our customers do business with us and allow our associates to better serve and support their growth, all in an effort to allow Stock to be their preferred supply partner in the over-$200 billion a year US residential construction and building materials industry.

As we introduce this technology across our footprint and adoption gains momentum over the medium term, we believe our omni-channel offering providing industry-leading digital tools and support while also enhancing our customer touch time and local service capabilities will further enhance the customer experience, drive sales and service productivity and help maximize our profitable growth potential.

As you can tell, after several years of development and investment in this strategy, we are extremely excited to begin the rollout of this industry-leading capability in support of our numerous customers and supply partners. Our professional teams across our Company have served our customers well, which has led to above-market growth and gross margin expansion over the past four years.

And this transformative effort has enabled 19 consecutive quarters of adjusted EBITDA expansion. With this additional capability targeted at improved customer service, enhanced value and greater productivity, we anticipate these trends will continue.

I will now turn the call back to Jim for a review of our results.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

Thanks. As Jeff mentioned, while we have been driving our transformational e-business strategy and planning the integration of a significant strategic merger, we also continued to grow our business profitably in a tougher-than-anticipated macro environment and saw solid improvement across several key metrics that are vital to sustaining our profitable growth trend.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

In particular, sales volume grew nearly 5% and gross margin improved 110 basis points compared to the third quarter of 2014. This improvement, combined with operating expense discipline, resulted in another quarter of solid adjusted EBITDA growth and a high conversion rate of incremental sales and gross profit dollars to adjusted EBITDA.

More specifically, third quarter net sales of $358.5 million were up 1.3% compared to the prior-year quarter. Our estimated volume growth of approximately 5% was offset substantially by reduced selling prices in our lumber and lumber sheet goods product category.

Significant deflationary pressure continued to negatively impact our total net sales growth during the quarter. This deflation caused a reduction in our total net sales of over 300 basis points and a reduction in our lumber and lumber sheet goods product category specifically of over 900 basis points.

However, and more importantly, we continued to drive higher-than-average growth rates in our strategic, value-added product offerings. Year to date in 2015, structural components millwork and interior products continue to be two of our fastest growing product categories.

Gross margin in the quarter improved to 24.9%, compared to 23.8% in the third quarter of 2014. For the second consecutive quarter, we achieved our highest quarterly gross margin as a public Company. Solid pricing discipline combined with deriving a higher percentage of net sales mix from value-added product categories has allowed us to sustain our trend of steady gross margin expansion.

Selling, general and administrative expenses for the quarter increased $1.6 million to $75.3 million compared to the third quarter of 2014. The increase in SG&A expense was primarily related to higher salary wage and incentive compensation costs to serve higher sales volumes. In addition, we continue to make investments in resources related to our strategic e-business platform, which we believe will benefit operating results in future periods.

Total depreciation expense, including the portion captured in cost of goods sold, was $3.6 million in the third quarter of 2015, compared to $2.7 million in the prior-year quarter, as we have continued to maintain the pace of investment in our operating initiatives.

Net income during the quarter totaled $6 million, or $0.23 per diluted share, compared to net income of $5 million, or $0.19 per diluted share, in the third quarter of 2014. During the quarter, the Company incurred approximately $1.2 million of costs related to our merger with BMC.

Adjusted income from continuing operations in the third quarter of 2015 was $8 million, or $0.30 per diluted share, compared to $5.8 million, or $0.22 per diluted share, in the prior-year quarter. The diluted weighted average common shares outstanding used to calculate earnings per share and adjusted income from continuing operations per share was $26.4 million.

Adjusted EBITDA for the quarter increased by $3.2 million to $16.4 million compared to the third quarter of 2014. This is the third consecutive quarter that our flow-through of incremental net sales to adjusted EBITDA exceeded our near-term targets of 9% to 10%.

Total liquidity as of September 30, 2015, was approximately $118.3 million, which included cash and cash equivalents of $5.4 million and $112.9 million of borrowing availability under our existing revolver.

Capital expenditures in the quarter totaled $4.9 million, and we also acquired $3.9 million of assets under capital lease arrangements. The majority of these acquired assets were vehicles and equipment to support increased sales volume and replace aged assets as well as facility and technology improvements to support our operations.

As an update to our planned merger with BMC, we recently scheduled a special meeting of our shareholders to be held on December 1, 2015. As Jeff discussed, we believe the merger, which remains subject to certain closing conditions, including approval by both the Company and BMC stockholders, remains on track to close in the fourth quarter of 2015.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Thank you. As Jim just summarized, we once again delivered solid financial performance in the third quarter, which further highlights the flexibility inherent in our operating model and the value we continue to extract from our differentiated service platform.

Looking forward, we believe the prevailing positive trends in the macroeconomic landscape will continue to support further growth in the residential construction market, albeit at a measured pace given the current dynamics in the construction labor market previously discussed.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

Additionally, we remain focused on executing our strategic merger and are excited about the opportunity to enhance our service offerings, expand our footprint and improve our combined profit potential through the merger of Stock and BMC.

Finally, we are extremely excited about the next phase of our e-business transformation as we begin the rollout of our e-commerce portal and the numerous capabilities designed to enhance customer service, productivity and growth.

As always, I want to thank you for your interest in our Company. Operator, can you now please open the line for questions?

QUESTION AND ANSWER

Operator

Thank you. At this time, we will conduct a question-and-answer session. (Operator Instructions). Trey Grooms, Stephens.

Blake Hirschman - Stephens, Inc. - Analyst

It’s actually Blake Hirschman on for Trey. My first question, you mentioned in the release some deceleration in some of the Texas markets. I was curious if you could maybe dig in on this a little bit more on maybe what markets you’re talking about and if there are specific end markets, maybe non-res or some of the others, that are feeling a little bit more pain than the others?

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

Yes, sure, Blake, and good morning. There’s obviously been a lot of media coverage regarding oil prices and the impact on the Texas economy that I know you and our listeners are aware of, but more specifically to the housing market, we see that these falling oil prices have experienced -- besides the falling oil prices, I should say, Texas has experienced multiple extreme weather events that have disrupted the build cycle significantly.

A combination of these factors has created a challenging growth environment, because as you look at building permit activity in Texas, it remains approximately half of the national rate year to date, and so what we’re seeing in specific markets is a rate that’s roughly half of what we’re seeing nationally, and Houston specifically, which is a large market for us, building permits were roughly flat compared to last year.

A lot of the builders have commented on their business in this market as well, and they’re experiencing the weaker demand and higher price points -- at the higher price points, and there’s steady demand at the low and entry-level price points from our perspective, but we feel like Texas is still a strong economy and working through that, and our businesses are executing very well there, and we think nationally these lower energy costs will benefit the consumer and ultimately are beneficial to the housing market.

Blake Hirschman - Stephens, Inc. - Analyst

Great. Thanks. And then kind of sticking on Texas, could you maybe remind us what your pro forma exposure to the state of Texas will be after the BMC merger, and then if you could give a little bit of granularity as to the exposure to the big cities, maybe Houston, DFW, San Antonio?

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

Yes, Blake, this is Jim. In total, the combined business will be pretty similar to Stock on a standalone business, roughly 35% of total sales coming from Texas. BMC’s kind of footprint within Texas is a little more exposed to some less oil-related markets, if you want to call it that. Specifically, Dallas-Ft. Worth is a significant market for them where we do not currently have any presence, and they have a significant presence in Central Texas as well, as well as Houston and some ancillary markets.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

Blake Hirschman - Stephens, Inc. - Analyst

Okay, great. And then switching gears, I know you’ve given some targets as to what a 10% move in lumber means for the standalone business. I was curious if you could maybe update us on a pro forma basis maybe what a 10% move in lumber either up or down would mean for EBITDA or gross profit dollars for your business.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

When you say on a pro forma basis, you mean the combined, merged business?

Blake Hirschman - Stephens, Inc. - Analyst

Yes, that’s correct.

Jim Major - Stock Building Supply Holdings, Inc. - EVP and CFO

In very round numbers, the product mix there in terms of lumber is not considerably different for the merged business. If anything, the BMC business has a little higher mix around millwork products specifically and, therefore, probably a little lower mix around lumber, but it’s still generally going to be somewhere in the 30% to 35% range, similar to ourselves.

Blake Hirschman - Stephens, Inc. - Analyst

Gotcha. All right, that’ll do it for me. I’ll hop back in queue. Thanks.

Operator

(Operator Instructions). There are no further questions in queue at this time. I would like to turn the call back over to Mr. Rea for closing comments.

Jeff Rea - Stock Building Supply Holdings, Inc. - President and CEO

All right. Well, thank you, and I appreciate everyone’s interest in the Company, and I want to thank our associates again for another solid performance of serving our customers and growing our business profitably. Have a great day.

Operator

Thank you. This does conclude today’s teleconference. You may disconnect your lines at this time, and have a great day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this presentation may include, without limitation, statements regarding sales growth, price changes, earnings performance, strategic direction and the demand for our products. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Stock Building Supply Holdings, Inc. (the “Company”) cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger involving Building Materials Holding Corporation (“BMC”) and the Company, including future financial and operating results, the Company’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and the Company stockholder approvals; the risk that the Company or BMC may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 2, 2015, the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the merger, are more fully discussed in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond the Company and BMC’s control. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find it

The proposed transaction involving the Company and BMC will be submitted to the respective stockholders of the Company and BMC for their consideration. In connection with the merger and special meeting of the Company’s stockholders, the Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement/consent solicitation statement/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The Registration Statement has been declared effective by the SEC, and the definitive Proxy/Consent Solicitation Statement/Prospectus was first mailed or otherwise delivered to the stockholders of the Company on or about October 30, 2015. The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus contain important information about the merger, the merger agreement and related matters.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 05, 2015 / 03:00PM GMT, STCK - Q3 2015 Stock Building Supply Holdings Inc Earnings Call

This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and the Company. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that the Company or BMC has filed or may file with the SEC or send to stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents are also available to security holders, without charge, from the Company by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participation in the Solicitation

The Company, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. You may obtain a free copy of the proxy statement for the Company’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.